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                            Amendment to the By-Laws
                                       of
                   Credit Suisse Warburg Pincus Capital Funds

Pursuant to Article VIII of the By-Laws of Credit Suisse Warburg Pincus Capital
          Funds, the name has changed to Credit Suisse Capital Funds.

Dated the 12th day of December, 2001